SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ULTRA CLEAN HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

90385V 10 7
(CUSIP Number)

Elza Licharova Francisco Partners, L.P. 2882 Sand Hill Road Menlo Park, CA 94025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 90385v 10 7	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,999,663
	8	SHARED VOTING POWER 4,471,570[1]
	9	SOLE DISPOSITIVE POWER 1,999,663
	10	SHARED DISPOSITIVE POWER 4,471,570[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,570[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5[1]
14	TYPE OF REPORTING PERSON IC

1 Includes 2,471,907 shares of Common Stock of the other Reporting Persons who are part of the group that filed the Schedule 13D to which this amended Schedule 13D relates.

CUSIP No. 90385v 10 7	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,999,663
	8	SHARED VOTING POWER 4,471,570[1]
	9	SOLE DISPOSITIVE POWER 1,999,663
	10	SHARED DISPOSITIVE POWER 4,471,570[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,570[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5[1]
14	TYPE OF REPORTING PERSON IC

1 Includes 2,471,907 shares of Common Stock of the other Reporting Persons who are part of the group that filed the Schedule 13D to which this amended Schedule 13D relates.

CUSIP No. 90385v 10 7	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FP-Ultra Clean, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,999,663
	8	SHARED VOTING POWER 4,471,570[1]
	9	SOLE DISPOSITIVE POWER 1,999,663
	10	SHARED DISPOSITIVE POWER 4,471,570[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,570[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5[1]
14	TYPE OF REPORTING PERSON IC

1 Includes 2,471,907 shares of Common Stock of the other Reporting Persons who are part of the group that filed the Schedule 13D to which this amended Schedule 13D relates.

     This statement on Schedule 13D is being filed on behalf of Francisco Partners GP LLC, Francisco Partners, L.P. and FP-Ultra Clean, L.L.C. (together with Francisco Partners GP, LLC and Francisco Partners, L.P., “FP”) to amend the Schedule 13D filed on behalf of FP; Leonid and Inna Mezhvinsky as trustees of the Revocable Trust Agreement of Leonid Mezhvinsky and Inna Mezhvinsky dated April 26, 1988 (the “Mezhvinsky Living Trust”); Victor Mezhvinsky as trustee of the Joshua Mezhvinsky 2004 Irrevocable Trust Under Agreement dated June 4, 2004 (the “Joshua Trust”); David Hongyu Wu and Winnie Wei Zhen Wu, as trustees of the Chen Minors Irrevocable Trust (the “Chen Minors Trust”); Joe Chen and Jenny Chen as trustees of the Joe Chen and Jenny Chen Revocable Trust dated 2002 (the “Chen Revocable Trust”); Victor Mezhvinsky; and Frank Moreman (together with FP, the Mezhvinsky Living Trust, the Joshua Trust, the Chen Minors Trust, the Chen Revocable Trust and Victor Mezhvinsky, the “Reporting Persons”) with respect to the shares of common stock, par value $.001 of Ultra Clean Holdings, Inc. (the “Common Stock”). All information in this amended Schedule 13D is being supplied solely by FP and only FP shall be deemed responsible for the accuracy of such information.

   Item 1. Security and Issuer.

     This statement on Schedule 13D/A relates to the shares of Common Stock, par value $0.001, of Ultra Clean Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 150 Independence Drive, Menlo Park, California 94025.

   Item 2. Identity and Background.

     (a) This statement is being filed by FP.

     (b) The principal addresses of FP are:

Francisco Partners GP, LLC, a Delaware limited liability company (“FPGP”)
Francisco Partners L.P., a Delaware limited partnership (“FPLP”)
FP-Ultra Clean, L.L.C., a Delaware limited liability company (“FP-Ultra Clean”)

2882 Sand Hill Road, Suite 280
Menlo Park, CA 94025

FPGP is the managing member of FP-Ultra Clean and the general partner of FPLP. FP-Ultra Clean is the record and beneficial owner of the shares of Common Stock in respect of which this amended Schedule 13D is being filed. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of FPGP and FPLP may be deemed the beneficial owner of the shares of Common Stock in respect of which this amended Schedule 13D is being filed.

     (c) During the last five years, none of FPGP, FPLP and FP-Ultra Clean has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (d) During the last five years, none of FPGP, FPLP and FP-Ultra Clean has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

     FP-Ultra Clean purchased, prior to the 2004 initial public offering of the Common Stock, all shares of Common Stock that it currently holds. FP reported its acquisition of shares of Common Stock on Schedule 13G filed with the Securities and Exchange Commission on October 13, 2004.

   Item 4. Purpose of Transaction.

     On October 26, 2006, FP sold 1,842,737 shares of Common Stock and on October 30, 2006, FP sold 325,000 shares of Common Stock. FP may, from time to time and subject to the Stockholders’ Agreement and the Lockup Agreement described in the statement on Schedule 13D to which this amended Schedule 13D relates, increase,

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reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price securities of the Issuer, the availability of funds, borrowing costs, other opportunities available to FP and other considerations.

     Except as set forth in this Item 4, FP has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) Following its sales on October 26, 2006 and October 30, 2006 of an aggregate of 2,167,737 shares of Common Stock, FP may be deemed the beneficial owner of 4,471,570 shares, constituting approximately 21.5% of the issued and outstanding shares, of Common Stock based on the number of shares of Common Stock outstanding as of July 31, 2006 and including 2,471,907 shares of Common Stock held by the other Reporting Persons.

     FP-Ultra Clean is the record and beneficial owner of 1,999,663 shares (the “FP Shares”), constituting approximately 9.6% of the issued and outstanding shares of Common Stock. FPGP is the managing member of FP-Ultra Clean LLC and the general partner of FPLP. In its capacity as the holder of the majority of membership interests in FP-Ultra Clean, FPLP may also be deemed the beneficial owner of the FP Shares. In its capacity as the managing member of FP-Ultra Clean and the general partner of FPLP, FPGP may also be deemed the beneficial owner of the FP Shares.

     (b) FP may be deemed to have sole voting and dispositive power with respect to 1,999,663 shares.

     (c) Other than the sales on October 26, 2006 and October 30, 2006 of an aggregate of 2,167,737 shares of Common Stock, there have been no transactions with respect to the Common Stock effected during the past 60 days by FP.

     (d) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

   Item 7. Material to be Filed as Exhibits.

     Not applicable.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2006

Date

/s/ Dipanjan Deb

Signature

Dipanjan Deb

(Name/Title)

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